 **Resonate**
A Better Way To Share Music



Connect   🔒 **Message**   More...

David Rickert · 2nd

Founder - Resonate Music Media | Founder -
BroadData Conferencing

Louisville, Kentucky Area · 500+ connections ·
Contact info

 **Resonate Music Media, Inc.**
 **University of Kentucky**

Highlights

 **1 mutual connection**
You and David both know Josh Simons

About

Founder - Resonate Music Media, Inc. - https://www.getresonate.com/
Resonate - A Better Way to Send, Receive & Share Music

For fun people
Who love music
Resonate is the new social networking app
That makes it easy for you to connect with people through shared love of music
Unlike Facebook or Spotify
Resonate gives you a better way to send, receive and share music

Board of Directors - Vampr, Inc. - https://www.vampr.me/
Discover | Connect | Collaborate

Founder - BroadData Conferencing - https://www.broaddata.com/
BroadData offers robust, feature-rich domestic and international audio conferencing and
web conferencing services, enabling businesses and organizations access to simple,
powerful ways to conduct meetings, seminars and events. As a result, BroadData
customers, who represent a cross section of businesses of all sizes, improve productivity,
reduce costs and increase revenues.

Activity

1,446 followers   See all

 **Nice progress Josh!**
David commented

 **Congrats Alex - looks great!**
David commented

 **Looks great Miles - Congrats!**
David commented

Experience


Founder
Resonate Music Media, Inc.
2016 – Present · 4 yrs
Louisville, Kentucky Area
https://www.getresonate.com/


Member | Board of Directors
Vampr
Jan 2020 – Present · 4 mos
Greater Los Angeles Area
http://www.vampr.me/


Founder
BroadData Conferencing
2003 – Present · 17 yrs
Louisville, Kentucky Area
https://www.broaddata.com/


President
National Telecommunications Network
1993 – Present · 27 yrs
Louisville, Kentucky Area
http://www.nationaltelecom.net/



Founder
mpowr.io
2016 – 2018 · 2 yrs
Louisville, Kentucky Area



Co-Founder
Babcock-Rickert Advertising
1992 – 1997 · 5 yrs
Louisville, Kentucky Area



Chief Financial Officer
Arian, Lowe & Travis Advertising
1988 – 1991 · 3 yrs
Louisville, Kentucky Area



Accountant
Thomas Industries
1986 – 1987 · 1 yr
Louisville, Kentucky Area



Accountant
Dulaney Advertising
1984 – 1985 · 1 yr
Louisville, Kentucky Area

Show fewer experiences ⌃

Education



University of Kentucky
MBA
1983 – 1984



University of Kentucky
Bachelor of Science in Accounting
1979 – 1983
Activities and Societies: Lambda Chi Alpha



Trinity High School
1975 – 1979

Skills & Endorsements

VoIP · 46
Jeremy Evans and 45 connections have given endorsements for this skill

Sales · 40
Endorsed by **Terry Eisenman**, who is highly skilled at this

Telecommunications · 33
Endorsed by **Dale Cooper and 4 others** who are highly skilled at this

Industry Knowledge

Direct Sales · 24	**Wireless** · 24
SIP · 19	**Solution Selling** · 17
Channel Partners · 12	**Cloud Computing** · 11
Strategic Planning · 8	**Call Centers** · 6
IP · 4	**Account Management** · 4
Broadband · 3	**Data Center** · 3
Business Development · 3	**Professional Services** · 2
Ethernet · 2	**WAN** · 2
Voice over IP (VoIP) · 2	

Tools & Technologies

Video Conferencing · 33	**SaaS** · 9
Microsoft Office · 2	

Interpersonal Skills

| Strategic Partnerships · 19 | Customer Service · 16 |
| Management · 6 | Leadership · 4 |

Other Skills ⑦

New Business Development · 18	Hosted Services · 13
Teleconferencing · 7	Audio Conferencing · 6
Telecommunication Services · 4	Internet Access · 2
Conference Services · 2	Web Conferences · 1
Data Network Design · 1	toll free · 1
International Conferences · 1	Conference Rooms · 1

Show less ∧

Recommendations

Received (0)   Given (3)

Marcus Yoder
Vice President, Regulated Markets Business Development at Gamblit Gaming, LLC
April 8, 2019, David worked with Marcus but at different companies

It was a pleasure to work with Marcus as an Advisor to my company. I brought Marcus on-board to help me think through the potential paths to bring my company and mobile app to its next stage. Marcus provided sound feedback not only on the business ... **See more**

Sydney Woodcock
Senior Designer at Iacono Productions
May 23, 2018, David managed Sydney directly

Recently found Sydney and engaged her to provide some app prototype design work. She did a great job and turned it around quickly. I appreciated not only her design skills but also she thought analytically about what we were trying to accomplish. She d... **See more**

Kelly Paine
Legal Administrator at Goldberg Simpson LLC
June 8, 2012, Kelly was a client of David's

Kelly is a fast response person. She is sharp, loyal and always a pleasure to work with. Kelly would make a great addition to any company.

Show less ∧

Accomplishments

1 **Organization**   ⌄
   Louisville City Football Club (USL) - Minority Owner

Interests

Behind Every Leader ~ Exe...
18,128 members

Mastery of Selling B2B for ...
3,149 members

CXO Community - CEO, C...
12,349 members

United Soccer Leagues LL...
10,718 followers

Mobile App Development: ...
6,327 members

Chris Fralic [in]
Board Partner at First Round
154,090 followers

See all

Messaging